STELLAR RESOURCES LTD.
3155 E. Patrick Lane, Suite 1
Las Vegas, Nevada 89120-348
Telephone: (702) 898-6004
Facsimile: (702) 898-6012

March 20, 2006

The United States Securities   **Via Fax: 1-202-772-9368**
& Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.   20549 - 7010

Attention: Tracie Towner

<u>Re: **2005 10-KSB for Fiscal Year Ended July 31, 2005**</u>

We are responding to your letter to us dated March 14, 2006 using your numbering as follows:

<u>Form 10-KSB for Fiscal Year Ended July</u>
<u>General</u>
1.   The Commission File Number has been corrected on the cover to indicate **"0-51400"**;

<u>Plan of Operation, page 8</u>

2.   We have expanded the disclosure to read,

"The estimates costs for the above Phases are as set out under "GEOLOGICAL EVALUATION REPORT" – Phase, in our previously filed SB-2 Registration Statement, "SEC Accession No. 0001127855-03-000288 and filed 2003-05-09 "."

<u>Financial Statements</u>
<u>Audit Opinion, page 12</u>

3.   "Please be advised that the Board of Directors considered several issues regarding the appointment and engagement of Dale Matheson Carr-Hilton LaBonte ("DMCHL") as the Company's independent public accountants, including the requirements under Article 2 of Regulation S-X. The Company's management, who are primarily responsible for the daily business and financial operations of the Company, reside in Vancouver, British Columbia. In addition, all the of Company's accounting records are kept in Vancouver, British Columbia. Therefore, this has provided a viable, efficient, and cost-effective working arrangement between the Company and its auditors relating to administration and auditing services. Moreover, DMCHL has extensive experience pertaining to the United States federal securities laws and is PCAOB registered. Management of the Company believes that it is in the best interests of the Company to engage an independent public accounting firm that is mid-size and located where the Company operations are conducted. Lastly, the Company's mineral property interest are located

2

in British Columbia, therefore all audit work is more easily completed in British Columbia."

<u>Controls and Procedures, pages 26-27</u>

4.   We have amended the Controls and Prodecures to read,

"At the end of the period covered by this annual report, there were no changes in our "internal controls over financial reporting" (as defined in Rule 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting".

5.   Please see 4 above.

6.   Please see 4 above.

<u>Exhibits 31.1 and 31.2</u>

7.   We have amended the wording of our Certifications to conform with the required Item 601(b)(13) of Regulation S-B as amended by Section 302 of the Sarbanes Oxley Act. Please find attached faxed copies of our wording.

<u>Form 10-QSB for the Periods Ended October 31, 2005</u>

<u>General</u>

8.   We have amended the Form 10-QSB to show the disclosures controls and procedures certifications.

Yours truly,

STELLAR RESOURCES LTD.

PER:

ANDREW REID
President

10 Q

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB/A

☒ QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED JANUARY 31, 2006

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
    For the transition period from   to

Commission File No. 0-51400

Deleted: 333-103364

Stellar Resources Ltd
(Name of Small Business Issuer in its charter)

Nevada	98-0373867
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3155 East Patrick Lane, Suite 1, Las Vegas, Nevada	89120-348
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (702) 898-6004

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practical date. The total number of shares of Common Stock, par value $0.001 per share, outstanding as of March 7, 2006 was 3,568,220.

10 Q

Item 2. Management Discussion and Analysis or Plan of Operation

The following plan of operation should be read in conjunction with the Financial Statements and accompanying notes and the other financial information appearing elsewhere in this quarterly report.

From inception, April 9, 1999 to January 31, 2006 we had a deficit accumulating during the exploration stage of $238,820. From inception April 9, 1999, we had expended $ 111,506 on legal, audit and accounting fees; $44,700 on resource property expenses; $27,780 consulting fees; and $54,834 on filing fees and office expenses.

We are a development stage company and have a minimum amount of cash and have not yet developed any producing mines. We have no history of any earnings. There is no assurance that we will be a profitable company. We presently operate with minimum overheads and need to raise additional capital in the next 12 months in the forms of investment by others in private placements, or loans..

Our primary activity for the next 12 months will be to continue to further develop our remainder Two Phases, which are only initial phases of a full exploration effort.

The recommended first phase (project) had an anticipated duration of ten days, which progressed to well over 35 days, and consist of heavy mineral separates, indicator counts and analyses of diamond indicator samples. Further stream sediment and glacial till samples must be taken on a regional basis to gain insight of possible indicator distribution and to determine if the results are indicative of the area or if they are anomalous. In addition, further sampling in our next Two Phases will allow us to develop an understanding of the magnitude of property scale anomalies.

Indicator and grain studies on samples from our property, will be undertaken, with a view to understanding the nature of the kimberlite itself and its proximity to sample location. Concurrent with the required sampling and ground observations, will be the recording of glacial ice movement directions and the prospecting for kimberlite float materials.

In the second phase of the program which consisted of the collection of thirty diamond indictor samples we utilized 4x4 vehicles and a helicopter stream sediment and glacial till samples were taken on the regional basis to gain insight of possible indicator distribution and to determine if the results are indicative of the area or if they are anomalous. Further sampling will allow us to develop an understanding of the magnitude of property scale anomalies.

In addition further indicator and grain morphology studies on anomalous samples will be undertaken to understand the nature of the kimberlite itself and its proximity to sample location. Concurrent with the required sampling and ground observations will be the recording of glacial ice movement directions and the prospecting for kimberlite float materials

The third phase of the program will consist of the collection of thirty diamond indicator samples. The program will use 4x4 vehicles as well as helicopter to assist in the collection of the samples. Further stream sediment and glacial till samples must be taken on the regional basis to gain insight of possible indicator distribution and to determine if the results are indicative of the area or if they are anomalous. In addition, further sampling will allow us to develop an understanding of the magnitude of property scale anomalies.

Indicator and grain morphology studies on anomalous samples will be undertaken to understand the nature of the kimberlite itself and its proximity to sample location. Concurrent with the required sampling and ground observations will be the recording of glacial ice movement directions and the prospecting for kimberlite float materials

Our timeframe for the Phase 3 program is ten days, which is dependant upon our financial position in 2006.

The estimates costs for the above Phases are as set out under "GEOLOGICAL EVALUATION REPORT" – Phase, in our previously filed SB-2 Registration Statement. "SEC Accession No. 0001127855-03-000288 and filed 2003-05-09".

Formatted: Font: Not Bold
Formatted: Font: Not Bold

Further samples have been gathered from the Claim Groups for analysis. Several of the samples have been analyzed and preliminary indications seem favorable. The remainder of the samples gathered are currently being analyzed and we

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For period ended 10/31/05

expect to receive the results shortly. If the final results are favourable, we will then position ourselves to move further forward to complete Phase Two and gather larger samples, which should enable us to test for kimberlite from dykes or pipes on a much wider scale, which may or may not exists. There is, of course, a substantial risk that we will not find such dykes or pipes that contains kimberlite.

We currently have no plans to purchase or sell any plant or significant equipment.

We do not expect any significant changes in the number of employees.

Results of Operations For Period Ending January 31, 2006

We have not earned any revenues from operations from our incorporation on April 9, 1999 to January 31, 2006. Our activities have been financed from proceeds of share subscriptions and loans. We do not anticipate earning revenues until such time as we have entered into the commercial production of our Claim Groups. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our Claim Groups.

Net Loss

For the three months ended January 31, 2006, we recorded an operating loss of $7,553, consisting of general and administrative expenses of $4,553 and professional fees of $3,000. We did not generate any revenues during these periods. There can be no assurance that we will ever achieve profitability or that revenues will be generated and sustained in the future. We are dependent upon obtaining additional and future financing to pursue our exploration activities.

Liquidity and Further Capital Resources

At January 31 2006, we had assets of $165 consisting of $165 cash on hand. Net stockholders' equity (deficiency) was $(148,587) at January 31, 2006. We are an exploration stage company and, since inception, have experienced significant changes in liquidity, capital resources and shareholders' equity.

Management has relied upon debt financing from shareholders secured by Promissory Notes totaling C$105,000 and US$11,000 together with interest calculated on the basis of a 365 or 366 day year on the unpaid principal balance from day to day and computed from the date of the Promissory Note until the principal amount is paid completely at Bank of Canada prime rate per annum plus two percent. These notes are payable upon demand. Part of the proceeds were used to complete the final stages of our Phase One exploration program for truck rentals, meals, accommodation, communication, field supplies, maps, printing sample shipping, reports and project management, plus out of pocket expenses and the day to day costs associated with this filing. We seek additional equity or debt financing of up to $500,000 which we plan to use towards the remainder of the second phase exploration program. If we are not able to get further financing, we may not be able to continue as a going concern and we may have to delay exploration or cease our operations and liquidate our business.

at 10/31/05

Item 3. Control and Procedures

During the quarter ended October 31, 2005, there were no changes in our "internal controls over financial reporting" (as defined in Rule 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Deleted: ~~Within the 90 days~~ prior to the filing date of this Quarterly Report, we carried out an evaluation, under the supervision and with the participation of our Principal Executive Officer and Chief Financial Officer, of effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-14 of the Securities & Exchange Act of 1934. Based upon that evaluation, the Principal Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely, alerting them to materials information relating to us required to be included in this Quarterly Report. There have been no significant changes in our internal controls or in other factors, which could significantly affect such internal controls, subsequent to the date we carried out our evaluation.

PART II - OTHER INFORMATION

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10Q

expect to receive the results shortly. If the final results are favourable, we will then position ourselves to move further forward to complete Phase Two and gather larger samples, which should enable us to test for kimberlite from dykes or pipes on a much wider scale, which may or may not exists. There is, of course, a substantial risk that we will not find such dykes or pipes that contains kimberlite.

We currently have no plans to purchase or sell any plant or significant equipment.

We do not expect any significant changes in the number of employees.

Results of Operations For Period Ending January 31, 2006

We have not earned any revenues from operations from our incorporation on April 9, 1999 to January 31, 2006. Our activities have been financed from proceeds of share subscriptions and loans. We do not anticipate earning revenues until such time as we have entered into the commercial production of our Claim Groups. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our Claim Groups.

Net Loss

For the three months ended January 31, 2006, we recorded an operating loss of $7,553, consisting of general and administrative expenses of $4,553 and professional fees of $3,000. We did not generate any revenues during these periods. There can be no assurance that we will ever achieve profitability or that revenues will be generated and sustained in the future. We are dependent upon obtaining additional and future financing to pursue our exploration activities.

Liquidity and Further Capital Resources

At January 31 2006, we had assets of $165 consisting of $165 cash on hand. Net stockholders' equity (deficiency) was $(148,587) at January 31, 2006. We are an exploration stage company and, since inception, have experienced significant changes in liquidity, capital resources and shareholders' equity.

Management has relied upon debt financing from shareholders secured by Promissory Notes totaling C$105,000 and US$11,000 together with interest calculated on the basis of a 365 or 366 day year on the unpaid principal balance from day to day and computed from the date of the Promissory Note until the principal amount is paid completely at Bank of Canada prime rate per annum plus two percent. These notes are payable upon demand. Part of the proceeds were used to complete the final stages of our Phase One exploration program for truck rentals, meals, accommodation, communication, field supplies, maps, printing sample shipping, reports and project management, plus out of pocket expenses and the day to day costs associated with this filing. We seek additional equity or debt financing of up to $500,000 which we plan to use towards the remainder of the second phase exploration program. If we are not able to get further financing, we may not be able to continue as a going concern and we may have to delay exploration or cease our operations and liquidate our business.

Item 3. Control and Procedures

During the quarter ended October 31, 2005, there were no changes in our "internal controls over financial reporting" (as defined in Rule 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Deleted: Within the 90 days prior to the filing date of this Quarterly Report, we carried out an evaluation, under the supervision and with the participation of our Principal Executive Officer and Chief Financial Officer, of effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-14 of the Securities & Exchange Act of 1934. Based upon that evaluation, the Principal Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely, alerting them to materials information relating to us required to be included in this Quarterly Report. There have been no significant changes in our internal controls or in other factors, which could significantly affect such internal controls, subsequent to the date we carried out our evaluation.

PART II - OTHER INFORMATION

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB/A

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **July 31, 2005**

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE   SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____/_____ to _____

Commission File No. **0-51400** ✓ ___ ___ ___ ___ ___

Deleted: 333-103384

STELLAR RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

NEVADA
(State or other jurisdiction of
incorporation or organization)

98-0373867
(I.R.S. Employer
Identification Number)

**3155 E. Patrick Lane, Suite 1,
Las Vegas, Nevada**
(Address of principal executive offices)

89120-348
(Zip Code)

Registrant's telephone number, including area code: **702-898-6004**

Securities registered pursuant to Section 12(b) of the Act: **NONE**

Securities registered pursuant to Section 12 (g) of the Act: **Common Stock
($0.001 par value)**

Name of exchange on which registered: **NASD (OTCBB)**

Check whether the issuer (I) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Indicate by check mark whether the registrant is a shell company (as defined in Fule 12b-2 of the Exchange Act). [ ] Yes [X] No

Revenues for year ended July 31, 2005 were $NIL.

The aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the common equity was sold, as of September 28, 2005 was **$1,639,905.**

ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS)

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Our timeframe for the Phase 3 program is ten days, which is dependant upon our financial position in 2006.

The estimates costs for the above Phases are as set out under "GEOLOGICAL EVALUATION REPORT" – Phase, in our previously filed SB-2 Registration Statement, "SEC Accession No. 0001127855-03-000288 and filed 2003-05-09 ".

Formatted: Font: 12 pt

Deleted: The estimates costs for the above Phases are as set out above under "GEOLOGICAL EVALUATION REPORT - Phase".¶

We have gathered further samples from the Claim Groups for analysis. Several of the samples have been analyzed and preliminary indications seem favorable. The remainder of the samples gathered are currently being analyzed and we expect to receive the results by December, 2005. If the final results are favourable, we will then position ourselves to move further forward to Phase Two and to gather larger samples, which should enable us to test for kimberlite from dykes or pipes on a much wider scale, which may or may not exists. There is, of course, a substantial risk that we will not find such dykes or pipes that contains kimberlite.

We currently have no plans to purchase or sell any plant or significant equipment.

We do not expect any significant changes in the number of employees.

Results of Operations For Period Ending July 31, 2005

We have not earned any revenues from operations from our incorporation on April 9, 1999 to July, 2005. Our activities have been financed from proceeds of share subscriptions and loans. We do not anticipate earning revenues until such time as we have entered into the commercial production of our Claim Groups. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our Claim Groups.

Net Loss

From our incorporation on April 9, 1999 to July 31, 2005, we recorded an operating loss of USD $213,651, consisting of consulting fees of USD $27,780; filing fees of USD $13,994 general and administrative expenses of USD $31,128; professional fees of USD USD $41,815 and mineral property expenditures of USD $98,934 relating to our acquisition of an interest in, and our exploration of, the Claim Groups. We did not generate any revenues during these periods. There can be no assurance that we will ever achieve profitability or that revenues will be generated and sustained in the future. We are dependent upon obtaining additional and future financing to pursue our exploration activities.

Liquidity and Further Capital Resources

At July 31, 2005, we had assets of USD $50 consisting of USD $50 cash on hand. Net stockholders' equity (deficiency) was USD $(123,418) at July 31, 2005. We are an exploration stage company and, since inception, have experienced significant changes in liquidity, capital resources and shareholders' equity.

Management has relied upon debt financing from shareholders secured by Promissory Notes totaling (Canadian) $105,000 and USD $11,000 together with interest calculated on the basis of a 365 or 366 day year on the unpaid principal balance from day to day and computed from the date of the Promissory Note until the principal amount is paid completely at Bank of Canada prime rate per

10 K

minimum and, realistically, the maximum amount, which would be required, at that time to acquire an interest in the permits. We believe that such is and would have been the case if the parties were unrelated, as an amount of cash less than that amount would not be sufficient to serve the needs of either party. The recorded owner of the property covered by the permits in June 2002 was Broadbase Holdings Ltd. ("Broadbase") a private Canadian Company. Diamant purchased 100% right title and interest from Broadbase for (Canadian) $150.00. The mineral exploration permits permits cover 197 Units (or 4925 hectares) in the Fort St. John area of British Columbia, Canada. As a consideration for the option, we paid Diamant (Canadian) $10,000. In addition, the Option Agreement also provided that we: (A) pay on the 30th day of June 2002 the sum of (Canadian) $5,000; (B) pay on the 30th day of July 2003 the sum of (Canadian) $5,000; and (C) by July 2002, pay and incur property expenditures on the Claims. As of this date, all considerations have been satisfied.

The partially completed analysis of the properties to date has demonstrated the presence of kimberlite indicator minerals and a high potential to host kimberlite intrusions. There is, of course, a substantial risk that we will not find such dykes or pipes that contains kimberlite. Additionally, if the geological report is not favourable to us, then we may give notice of termination of our Option agreement to Diamant.

ITEM 13.   Exhibits, and Reports on Form 8-K

EXHIBIT NUMBER	DESCRIPTION
3.1	Articles of Incorporation[1]
3.2	By-Laws[1]
10.1	Option Agreement[1]
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Officer
32.2	Certification of Officer

Deleted: Officers Certificate

Formatted: Indent: Left: 0"

Deleted: Officers Certificate

(1)   Incorporated by reference from our registration statement on Form SB-2 effectively filed with the commission on February 20, 2004, File No. 333-103364.

Reports on Form 8-K

Incorporated by reference to Exhibit 99.1 to the Company's Form 8-K dated July 28, 2005.

ITEM 14.   Controls and Procedures

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At the end of the period covered by this annual report, there were no changes in our "internal controls over financial reporting" (as defined in Rule 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Deleted: Within the 90 days prior to the filing date of this Annual Report, we carried out an evaluation, under the supervision and with the participation of our Principal Executive Officer and Principal Accounting Officer, of effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-14 of the Securities & Exchange Act of 1934. Based upon that evaluation, the Principal Executive Officer and the Principal Accounting Officer concluded that our disclosure controls and procedures are effective in timely alerting them to materials information relating to us required to be included in this Annual Report. There have been no significant changes in our internal controls or in other factors, which could significantly affect such internal controls, subsequent to the date we carried out our evaluation.

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Exhibit 31.1

STELLAR RESOURCES LTD.

OFFICER'S CERTIFICATE PURSUANT TO SECTION 302

I, Andrew Reid, certify that:

1. I have reviewed this Form 10-KSB of Stellar Resources Ltd.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)   Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)   Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):

a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 20, 2006

_____
                              /s/ Andrew Reid
                              Andrew Reid, Chief Executive Officer

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Exhibit 32.2

STELLAR RESOURCES LTD.

OFFICER'S CERTIFICATION
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the **Stellar Resources Ltd.** (the "Company") on **Form 10-KSB** for the fiscal year ending July 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, **Michael Rezac** Chief Financial Officer, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:
(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 20, 2006

/s/ Michael Rezac
Michael Rezac, Chief Financial Officer

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SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STELLAR RESOURCES LTD.

By: ______________________________

Andrew Reid,
President and Director
Date: March 20, 2006

Deleted: October 6, 2005

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SIGNATURES

In accordance with the Securities Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: _____
Michael Rezac, Secretary/Treasurer, Director
Date: March 20, 2006   Deleted: October 6, 2005

By: _____
Jon Stewart, Director
Date: March 20, 2006   Deleted: October 6, 2005

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